Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 19, 2026

Relating to Preliminary Prospectus Supplement dated May 19, 2026 and

Prospectus dated March 28, 2025

Registration No. 333-286240

Golub Capital BDC, Inc.

$500,000,000

6.250% Notes due 2031

PRICING TERM SHEET

May 19, 2026

The following sets forth the final terms of the 6.250% Notes due 2031 (the “Notes”) being offered pursuant to the preliminary prospectus supplement dated May 19, 2026, together with the accompanying prospectus dated March 28, 2025, relating to these securities (the “Preliminary Prospectus”), should be read together with the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Golub Capital BDC, Inc. (the “Company”)

Security:	6.250% Notes due 2031

Expected Ratings (Fitch/Moody’s/S&P)*:	BBB (stable) / Baa2 (stable) / BBB- (stable)

Aggregate Principal Amount Offered:	$500,000,000

Trade Date:	May 19, 2026

Settlement Date**:	May 27, 2026 (T+5)

Maturity Date:	June 1, 2031

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2026.

Record Dates:	May 15 and November 15, as the case may be, immediately preceding the relevant interest payment date.

Price to Public (Issue Price):	98.911% of the aggregate principal amount

Coupon (Interest Rate):	6.250%

Yield to Maturity:	6.508%

Spread to Benchmark Treasury:	+220 basis points

Benchmark Treasury:	3.875% due April 30, 2031

Benchmark Treasury Price and Yield:	98-02 ¾ / 4.308%

Optional Redemption:	Prior to May 1, 2031 (one month prior to the maturity date of the Notes), or the Par Call Date, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date, or
•	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	38173M AF9 / US38173MAF95

Joint Book-Running Managers:	Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
Santander US Capital Markets LLC
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.
Capital One Securities, Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Regions Securities LLC
SG Americas Securities, LLC

Co-Managers:	BNP Paribas Securities Corp.
CastleOak Securities, L.P.
CIBC World Markets Corp.
Comerica Securities, Inc.
FNB America Securities LLC
Goldman Sachs & Co. LLC
Lucid Capital Markets, LLC
Morgan Stanley & Co. LLC
Oppenheimer & Co. Inc.
Raymond James & Associates, Inc.
U.S. Bancorp Investments, Inc.***

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Company expects that delivery of the Notes will be made against payment therefor on or about May 27, 2026, which will be the fifth business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

*** U.S. Bancorp Investments, Inc., an affiliate of the trustee, is one of the underwriters for this offering.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and is not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities was filed with the SEC and became effective automatically upon filing. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. The Company has filed the Preliminary Prospectus for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering can arrange to send you the Preliminary Prospectus if you request them by calling Wells Fargo Securities, LLC at 1-800-645-3751, J.P. Morgan Securities LLC at 1-212-834-4533, Santander US Capital Markets LLC at 1-855-403-3636, SMBC Nikko Securities America, Inc. at 1-888-868-6856 or Truist Securities, Inc. at 1-800-685-4786.

ABOUT GOLUB CAPITAL BDC, INC.

The Company is an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. The Company invests primarily in one stop and other senior secured loans to middle market companies that are often sponsored by private equity investors. The Company’s investment activities are managed by its investment adviser, GC Advisors LLC, an affiliate of the Golub Capital LLC group of companies (“Golub Capital”).

ABOUT GOLUB CAPITAL

Golub Capital is a market-leading, award-winning direct lender and experienced private credit manager. The firm specializes in delivering reliable, creative and compelling financing solutions to companies backed by private equity sponsors. Golub Capital’s sponsor finance expertise also forms the foundation of its Broadly Syndicated Loan and Credit Opportunities investment programs. Golub Capital nurtures long-term, win-win partnerships that inspire repeat business from private equity sponsors and investors.

As of April 1, 2026, Golub Capital had over 1,000 employees and over $90 billion of capital under management, a gross measure of invested capital including leverage. The firm has offices in North America, Europe, Asia and the Middle East.